UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 9, 2022

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 4 February 2022

Bagsværd, Denmark, 9 February 2022 — This company announcement discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Doug Langa
2	Reason for the notification
a)	Position/status	Executive vice president, North America Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	ADRs
	Identification code	NVO
b)	Nature of the transaction	Purchase of ADRs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 647.41	1,931.7 ADRs

d)	Aggregated information
	• Aggregated volume	1,931.7 ADRs
	• Price	DKK 647.41
e)	Date of the transaction	2022-02-04
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Doug Langa
2	Reason for the notification
a)	Position/status	Executive vice president, North America Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	ADRs
	Identification code	NVO
b)	Nature of the transaction	Sale of ADRs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 647.24	22.3 ADRs

d)	Aggregated information
	• Aggregated volume	22.3 ADRs
	• Price	DKK 647.24
e)	Date of the transaction	2022-02-04
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Doug Langa
2	Reason for the notification
a)	Position/status	Executive vice president, North America Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	ADRs
	Identification code	NVO
b)	Nature of the transaction	Purchase of ADRs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 647.59	510.4 ADRs

d)	Aggregated information
	• Aggregated volume	510.4 ADRs
	• Price	DKK 647.59
e)	Date of the transaction	2022-02-04
f)	Place of the transaction	New York Stock Exchange

Definitions and background information:

Publication

Publication shall take place no later than three working days after the trading by board members, executives or their associated persons. Publication is only required when the total amount of transactions of a specific board member/executive or his/her associated persons in any one calendar year has reached EUR 20,000 (calculated individually).

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) Other relatives defined as brothers, sisters, parents, grandparents, children, grandchildren, cousins etc. who have shared the same household with a board member or executive for a period of at least one year on the date of the given transaction and 4) any legal persons, trust, or partnership, the managerial responsibilities of which are discharged by a board member/executive or by a person referred to in items 1)-3) above, or which is directly or indirectly controlled by such a person, or which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

What is trading/transaction?

Trading is any kind of transaction, including shares and share related securities purchased or otherwise acquired, sold or otherwise disposed, gifts, mortgages, heritage and grants, allotments and exercise of options.

What is financial instrument and ID code?

Financial instrument includes shares listed on the Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, i.e. Nasdaq Copenhagen or New York Stock Exchange.

What is the volume and price of transaction and aggregated information?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. In case of a single transaction the price is the price of that single transaction. In case of multiple transactions, when the transactions relate to the same financial instrument, are of the same nature, are executed on the same day and are executed on the same place, the volume must be aggregated. The price of the aggregated transactions is the weighted average price.

The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 10 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 9, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer